United States securities and exchange commission logo





                             June 24, 2021

       David Williams
       Chief Executive Officer
       Arqit Quantum Inc.
       1st Floor, 3 More London Riverside
       London SE1 2RE, United Kingdom

                                                        Re: Arqit Quantum Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed May 28, 2021
                                                            File No. 333-256591

       Dear Mr. Williams:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed May 28, 2021

       Summary of the Proxy Statement/Prospectus, page 30

   1. We note that you anticipate that the company's shareholders will hold a majority of the voting power of the
combined company. Please disclose whether Pubco expects to be a controlled company
 under the rules of the Nasdaq. If so, please disclose such status and the consequences. Also
disclose whether Pubco intends to avail itself to the corporate governance exemptions
afforded to a    controlled company    under the rules of Nasdaq.
 David Williams
FirstName  LastNameDavid Williams
Arqit Quantum  Inc.
Comapany
June       NameArqit Quantum Inc.
     24, 2021
June 24,
Page 2 2021 Page 2
FirstName LastName
Summary Unaudited Pro Forma Condensed Combined Financial Information, page 39

2. Please explain why you did not provide historical and equivalent per share data as required by Item 3(g) of Form F-4.
Risk Factors
Risks Related to Centricus and the Proposed Transactions, page 54

3. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-
         business combination company.
Risks Related to Pubco Following the Consummation of the Proposed Transactions, page 68

4. We note your disclosure on page 198 that Pubco has chosen to take advantage of the extended transition period for complying with new or revised accounting standards. Please revise your risk factor to highlight this election and explain that this will allow you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and disclose that your financial statements may not be comparable to companies that comply with all public company accounting standards which could impact the valuation of your securities.
5. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Proposal No. 1 - The Business Combination Proposal
Certain Unaudited Prospective Financial Information of the Company, page 104

6. We note your risk factor cautioning investors about the difficulty in projecting future results largely because of the company's early stage of development. Please clarify the specific material assumptions for the significant increases in your revenues after 2023.
         For example, did you consider actual contracts with customers when developing your revenue projections.
Material U.S. Federal Income Tax Considerations, page 107

7. The Business Combination Agreement indicates that the parties intend for the merger to be tax free to U.S. holders who receive shares in the business combination under Section
         368(a) of the Internal Revenue Code. To support such a conclusion, please include an opinion of counsel that supports this conclusion. See Item 601(b)(8) of Regulation S-K.
 David Williams
FirstName  LastNameDavid Williams
Arqit Quantum  Inc.
Comapany
June       NameArqit Quantum Inc.
     24, 2021
June 24,
Page 3 2021 Page 3
FirstName LastName
Total Addressable Market, page 144

8. Please disclose any material assumptions and limitations associated with your estimate of
         your global addressable market as addressed in Gartner   s report.
Information Related to Arqit
Intellectual Property, page 152

9. Please disclose a date range for the expected durations of your existing patents.
Description of Proposed Transactions, page 162

10. Please disclose the share exchange ratios in the mergers of Centricus and PubCo, followed by PubCo and Arqit. Please similarly clarify your disclosures of the mergers elsewhere in your filing, as applicable.
Basis of Pro Forma Presentation, page 164

11. Please clarify the business purpose of the $90 million cash distribution to be paid to the former shareholders of Arqit Limited and explain how it will be funded. Please provide similar disclosure on page 82 and elsewhere, as applicable. Unaudited Pro Forma Combined Financial Information
Unaudited Pro Forma Combined Balance Sheet, page 166

12. Please revise the pro forma balance sheet to present first a Centricus Acquisition Corp. pro forma balance sheet assuming no redemptions and a Centricus Acquisition Corp. pro forma balance sheet assuming maximum redemptions, before presenting the pro forma combined balance sheets. The Centricus Acquisition Corp. pro forma balance sheet adjustments should give effect to:
             reclassification of cash held in the trust account to cash;
             the payment of deferred underwriters    fees and other costs; and
             the cash payment to redeeming Centricus Acquisition Corp. public stockholders under the maximum redemption scenario.
13. Please present an Arqit Ltd. pro forma balance sheet before presenting the pro forma combined balance sheets. Present in a separate column following the Arqit Ltd. historical balance sheet, pro forma adjustments to give effect to:
             conversion of Arqit   s Company Loan Notes outstanding into
ordinary shares; and
             an accrual for the estimated direct and incremental transaction costs incurred by Arqit
             Ltd. related to the Business Combination.
         See Rule 11-02(b)4 of Regulation S-X.
 David Williams
FirstName  LastNameDavid Williams
Arqit Quantum  Inc.
Comapany
June       NameArqit Quantum Inc.
     24, 2021
June 24,
Page 4 2021 Page 4
FirstName LastName
Arqit's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 178

14.      Please revise to discuss the impact of the COVID-19 pandemic on the
company   s business
         during the periods presented.
Arqit Limited Financial Statements
General, page F-37

15. Please provide updated interim financial information for Arqit Limited here and throughout the filing. Please refer to the guidance in Item 8.A.5 of the Instructions to
         Form 20-F.
Statement of Comprehensive Income, page F-37

16. Please advise as to how you have complied with IAS 1, paragraphs 97 and 99 to 105 in presenting your Statement of Comprehensive Income and related disclosures of expenses by nature and function.
Note 1. General information and significant accounting policies
Capitalisation of development costs, page F-49

17. Please tell us and disclose in more detail how you met the criteria in paragraph 57 of IAS 38 for the capitalized development costs, in particular how you determine when a product development project has reached a defined milestone. Please further expand your policy to disclose the circumstances that would allow you to begin amortization of development costs.
Accounting treatment of income from European Space Agency (   ESA   ), page
F-50

18. We note you that in your view it is a reasonable judgement that IAS 20 is not applicable in accounting for the agreement with European Space Agency. Please explain how you determined that the agreement was more appropriately in scope of IFRS
15. Furthermore,
         please revise herein and in footnote 3, as applicable, to clearly disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows pursuant to IFRS 15 paragraphs
         110-128. For example, disclose the transaction price allocated to the remaining performance obligations that are unsatisfied as of September 30, 2020, the performance period or term of the agreement and if revenue is recognized over time or at a point in time. Quantify both current and non-current deferred income for each period presented.
Note 10. Intangible fixed assets, page F-58

19. Regarding your intangible assets as of September 30, 2020 please tell us how you have complied with IAS 1 and 8 - Presentation of Financial Statements and Disclosure of
         Accounting Policies related to disclosures over those assets as well as disclosures
 David Williams
Arqit Quantum Inc.
June 24, 2021
Page 5
       under IAS 38 - Intangible Assets, paragraphs 118-123.

       In addition, please explain why you have not begun amortization of your intangibles.
       Refer to IAS 38 paragraph 97 where "(a)mortisation shall begin when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management."
Signatures, page II-4

20. Please include the signatures of your principal financial officer and a majority of the board of directors. See Instruction 1 to Signatures in Form F-4.
General

21. We note that you are registering the 90,000,000 shares that will be issued to the company's shareholders. We also note that all of the company's shareholders have approved the Business Combination Agreement. Tell us why it is appropriate to register these shares in light of the fact that these investors appear to have already made their investment decision. See Compliance and Disclosure Interpretation 239.13 for further guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Craig
Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at
(202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                               Sincerely,
FirstName LastNameDavid Williams
                                                               Division of
Corporation Finance
Comapany NameArqit Quantum Inc.
                                                               Office of
Technology
June 24, 2021 Page 5
cc:       Monica Holden
FirstName LastName